Exhibit 99.5

2022 ANNUAL MEETING OF STOCKHOLDERS OF

SAFE BULKERS, INC.

September 26, 2022

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual Meeting. For directions to the Annual Meeting please call our Investor Relations representative at Capital Link, Inc. at (212) 661-7566.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

COMPANY NUMBER
ACCOUNT NUMBER

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of 2022 Annual Meeting of Stockholders, 2022 Proxy Statement,
Form of Electronic Proxy Card and 2021 Annual Report
are available at http://sb.agmdocuments.com/ASM2022.html
Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

20230000000000000000 0	092622

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE DIRECTOR NOMINEES AND “FOR” PROPOSAL 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.  Election of the Class II directors listed below to hold office for a three-year term until the annual meeting for the year in which their terms expire and until their successors are duly elected and qualified.

NOMINEES:
☐	FOR ALL NOMINEES	Loukas Barmparis Christos Megalou

☐	WITHHOLD AUTHORITY FOR ALL NOMINEES

☐	FOR ALL EXCEPT (See instructions below)

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here:

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.			☐

	FOR	AGAINST	ABSTAIN
2. Ratification of appointment of Deloitte, Certified Public Accountants S.A. as the Company’s independent auditors for the year ending December 31, 2022.	☐	☐	☐

Note: To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

PLEASE INDICATE WITH AN “X” IN THE APPROPRIATE SPACE HOW YOU WISH YOUR SHARES TO BE VOTED. IF NO INDICATION IS GIVEN, PROXIES WILL BE VOTED FOR THE ELECTION OF ALL THE NOMINEES TO THE BOARD OF DIRECTORS AND FOR PROPOSAL TWO, IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

Signature of Stockholder	Date:	Signature of Stockholder	Date:
Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.